UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations GP, L.P. (“Special GP”); Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

In filing this Amendment No. 8 and as previously disclosed, the Reporting Persons continue to reserve all legal rights in connection with the purported Corporate Conversion (as defined in Amendment No. 2) and other actions recently taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Definitive Proxy Statement & Additional Proxy Materials

On April 23, 2013, the Group (as defined in Amendment No. 6), including the Reporting Persons, filed a definitive proxy statement (the “Definitive Proxy”) with the SEC.  The Definitive Proxy and an accompanying proxy card are being used by the Group to solicit proxies for election of Mr. Zenni and Martin J. Auerbach, Esq. to the Board of Directors of the Issuer at the 2013 annual meeting of stockholders of the Issuer (the “2013 Annual Meeting”).  The Group commenced mailing of the Definitive Proxy to stockholders of the Issuer on April 23, 2013.  The Definitive Proxy is attached hereto as exhibit 99.13.

Also on April 23, 2013, the Group issued a press release and sent a slide presentation to certain stockholders of the Issuer.  The Group filed the press release and slide presentation as additional definitive proxy soliciting materials (the “Additional Proxy Materials”) with the SEC.  The Additional Proxy Materials are attached hereto as exhibit 99.14.

The foregoing description of the Definitive Proxy and the Additional Proxy Materials does not purport to be complete and is qualified in its entirety by reference to the full text of the Preliminary Proxy and the Additional Proxy Materials, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

NOTICE TO INVESTORS

The Group has filed a definitive proxy statement and an accompanying GOLD proxy card to be used to solicit proxies in connection with the 2013 Annual Meeting.  Information relating to the participants in such proxy solicitation has been included in the Definitive Proxy filed as Exhibit 99.13 hereto.  STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED APRIL 23, 2013, AND OTHER DOCUMENTS RELATED TO THE

SOLICITATION OF STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  The Group’s definitive proxy statement and GOLD proxy card are being mailed to stockholders of the Company.  These materials are available at no charge at the SEC’s website at www.sec.gov.  The definitive proxy statement, GOLD proxy card and other relevant documents filed by the Group with the SEC are also available, without charge, by contacting Innisfree M&A Incorporated by mail at 501 Madison Avenue, 20th Floor, New York, New York 10022 or by telephone at the following numbers:  stockholders call toll-free at (888) 750-5834 and banks and brokers call collect at (212) 750-5833.

Item 7.         Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 6 to Schedule 13D, filed on March 15, 2013).

99.13	Definitive Proxy Statement (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed on April 23, 2013, File No. 000-54085).

99.14	Additional Proxy Materials (incorporated by reference to the additional definitive proxy soliciting materials on Schedule 14A, filed on April 23, 2013, File No. 000-54085).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2013

Z CAPITAL PARTNERS, L.L.C.

	By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

ZENNI HOLDINGS, LLC

	By:	/s/ James J. Zenni
Name: James J. Zenni
Title: Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

	By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

JAMES J. ZENNI

	By:	/s/ James J. Zenni